UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Rule 13d-102)

Information to be Included in Statements Filed
Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto
Filed Pursuant to Rule 13d-2(b)

(Amendment No. 2)*

Santarus, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
802817304
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):
	J.P. Morgan Partners (SBIC), LLC 13-337-6808

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) ☐
	(b) ☐

3	SEC use only:

4	Citizenship or Place of Organization:

	Delaware

	5	Sole Voting Power:

Number of		1,674,077

Shares	6	Shared Voting Power:
Beneficially
Owned by

Each	7	Sole Dispositive Power:
Reporting
Person		1,674,077

With:	8	Shared Dispositive Power:

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

	1,674,077

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

	☐

11	Percent of Class Represented by Amount in Row (9):

	3.31%

12	Type of Reporting Person (See Instructions):

	OO

Item 1.

(a)	Name of Issuer:

Santarus, Inc.
(b)	Address of Issuer's Principal Executive Offices:

21823 30th Drive
Southeast Bothell, Washington 98201
Item 2.

(a)	Name of Person Filing:

J.P. Morgan Partners (SBIC), LLC (“JPMP SBIC”)
Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2 attached hereto.

(b)	Address of Principal Business Office or, if none, Residence:

270 Park Avenue
New York, New York 10017
(c)	Citizenship:

Delaware
(d)	Title of Class of Securities (of Issuer):

Common Stock
(e)	CUSIP Number:

802817304

Item 3. If this statement is filed pursuant to § § 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a)	Amount Beneficially Owned:

JPMP SBIC: 1,674,077
(b)	Percent of Class:

JPMP SBIC: 3.31% (as of December 31, 2006)
Number of shares as to which such person has:

(i)	JPMP SBIC: 1,674,077
(ii)	Not applicable.
(iii)	JPMP SBIC: 1,674,077
(iv)	Not applicable.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereto the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

J.P. MORGAN PARTNERS (SBIC), LLC

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

EXHIBIT 2

Item 2. Identity and Background.

This statement is being filed by J.P. Morgan Partners (SBIC), LLC, a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 270 Park Avenue, New York, New York 10017. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, occupations and employments of each executive officer and director of JPMP (SBIC).

JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP (BHCA) is also engaged in the venture capital and leveraged buyout business. As the sole member of JPMP (SBIC), JPMP (BHCA) may be deemed to beneficially own the shares held by JPMP (SBIC). The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. As the general partner of JPMP (BHCA), JPMP Master Fund may be deemed to beneficially own the shares held by JPMP (SBIC).

The general partner of JPMP Master Fund is JPMP Capital Corp., a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp. As the general partner of JPMP Master Fund, JPMP Capital Corp. may be deemed to beneficially own the shares held by JPMP SBIC.

JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as "JPMorgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

SCHEDULE A

J.P. MORGAN PARTNERS (SBIC), LLC
Executive Officers1

Chief Investment Officer	Ina R. Drew*
Managing Director Managing Director	Joseph S. Bonocore* Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Assistant Secretary	Richard Madsen*
Vice President	William T. Williams Jr.*
Vice President and Assistant General Counsel	Judah Shechter*
Vice President and Assistant General Counsel	Elizabeth De Guzman*

Directors1

Ina R. Drew*
John C. Wilmot*

_______________________________
1     Each of whom is a United States citizen.
*     Principal occupation is employee and/or officer of JPMorgan Chase & Co.. Business address is c/o JP Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SCHEDULE B

JPMP CAPITAL CORP.

Executive Officers1

Chief Investment Officer	Ina R. Drew*
Managing Director Managing Director	Joseph Boconore* Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Assistant Secretary	Richard Madsen*
Vice President	William T. Williams Jr*
Vice President and Assistant General Counsel	Judah Shechter*
Vice President and Assistant General Counsel	Elizabeth De Guzman*

Directors1
Ina R. Drew*
John C. Wilmot *

_______________________________
1	Each of whom is a United States citizen.
*	Principal occupation is employee or officer of JPMorgan Chase & Co.. Business address is c/o JP Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SCHEDULE C

JPMORGAN CHASE & CO.

Executive Officers1

President and Chief Executive Officer	James Dimon*
Co-Chief Executive Officer, Investment Bank Chief Administrative Officer	Steven D. Black* Frank Bisignano *
Chief Financial Officer	Michael J. Cavanagh*
Director of Human Resources	John F. Bradley*
Chief Investment Officer Head, Commercial Banking	Ina R. Drew * Samuel Todd Maclin*
Head, Strategy and Business Development	Jay Mandelbaum*
Chief Executive Officer, Treasury & Securities Services Head, Retail Financial Services Chief Executive Officer, Card Services Global Head, Asset & Wealth Management	Heidi Miller* Charles W. Scharf* Richard J. Srednicki James E. Staley*
Co-Chief Executive Officer, Investment Bank General Counsel	William T. Winters* Stephen M. Cutler*

Directors1

Name	Principal Occupation or Employment; Business or Residence Address
John H. Biggs	Former Chairman and CEO TIAA - CREF c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Crandall C. Bowles	Chairman and Chief Executive Officer Sprint Global US, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Stephen B. Burke	President Comcast Cable Communications, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James S. Crown	President Henry Crown and Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James Dimon	President and Chief Executive Officer JPMorgan Chase & Co. 270 Park Avenue, 8th Floor New York, New York 10017-2070
Ellen V. Futter	President and Trustee American Museum of Natural History c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William H. Gray, III	Retired President and Chief Executive Officer The College Fund/UNCF c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Laban P. Jackson, Jr.	Chairman and Chief Executive Officer Clear Creek Properties, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

_______________________________
1	Each of whom is a United States citizen.

Name	Principal Occupation or Employment; Business or Residence Address
Lee R. Raymond	Chairman of the Board and Chief Executive Officer Exxon Mobil Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
John W. Kessler	Owner John W. Kessler Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Robert I. Lipp	Chairman The St. Paul Travelers Companies, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Richard A. Monoogian	Chairman and Chief Executive Officer Masco Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
David C. Novak	Chairman and Chief Executive Officer Yum! Brands, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William C. Weldon	Chairman and Chief Executive Officer Johnson & Johnson c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017